

08054457

United States
Securities and Exchange Commission

Washington, D.C. 20549

FORM 11-K

Mail Processing
Section

JUN 2 7 2008

Washington, DC
101

(Mark One)

[X]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended   December 31, 2007

OR

[ ]   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to _____
Commission file number 1-5375 _____

Pulse Engineering, Inc. 401(k) Plan
12220 World Trade Drive
San Diego, CA 92128
(Full title of the Plan and address of the Plan, if different from that of the issuer named below)

Technitrol, Inc.
1210 Northbrook Drive, Suite 470
Trevose, PA 19053
(Name of issuer of the securities held pursuant
to the Plan and the address of its principal executive office)

PULSE ENGINEERING, INC. 401(k) PLAN

Financial Statements and Supplemental Schedule

December 31, 2007 and 2006

(With Report of Independent Registered Public Accounting Firm Thereon)

PULSE ENGINEERING, INC. 401(k) PLAN

INDEX



KPMG LLP
1601 Market Street
Philadelphia, PA 19103-2499

Report of Independent Registered Public Accounting Firm

The Compensation Committee of the
Technitrol, Inc. Board of Directors:

We have audited the accompanying statements of net assets available for plan benefits of the Pulse Engineering, Inc. 401(k) Plan (the "Plan") as of December 31, 2007 and 2006, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements and the schedule referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for plan benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. Schedule H, Line 4i – Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

June 26, 2008

PULSE ENGINEERING, INC. 401(k) PLAN

Statements of Net Assets Available for Plan Benefits

December 31, 2007 and 2006

	2007	2006
Assets:		
Contribution receivable:		
Employer	$ 18,874	$ 17,691
Employee	32,631	33,069
Investments:		
Fidelity funds:		
Emerging Markets Fund	2,486,641	1,610,441
Retirement Money Market Portfolio	3,417,224	2,893,167
Export and Multinational Fund	2,227,997	1,692,221
Intermediate Bond Fund	1,951,436	1,488,954
Freedom 2000 Fund	42,600	22,610
Freedom 2005 Fund	8,265	-
Freedom 2010 Fund	1,303,645	1,218,993
Freedom 2015 Fund	272,682	5,951
Freedom 2020 Fund	619,579	567,338
Freedom 2025 Fund	34,679	-
Freedom 2030 Fund	675,317	371,403
Freedom 2035 Fund	113,057	64,717
Freedom 2040 Fund	185,584	103,663
Freedom 2045 Fund	4,490	-
Freedom Income Fund	120,556	38,305
Growth Company Fund	7,246,422	7,066,097
Growth and Income Portfolio	3,750,634	3,910,360
Overseas Fund	1,788,269	1,160,821
Low-Priced Stock Fund	2,524,973	2,844,041
Spartan Total Market Index Fund	2,549,441	2,356,718
Large Cap Value Fund	305,626	50,868
Vanguard Small Cap Index Fund	530,958	280,243
Technitrol, Inc. Common Stock	314,534	256,444
Participant loans	730,719	580,748
Total investments	33,205,328	28,584,103
Net assets available for plan benefits	$ 33,256,833	$ 28,634,863

See accompanying notes to financial statements.

PULSE ENGINEERING, INC. 401(k) PLAN

Statements of Changes in Net Assets Available for Plan Benefits

Years ended December 31, 2007 and 2006

	2007	2006
Additions to net assets attributed to:		
Contributions:		
Employer	$ 929,097	$ 874,353
Employee	1,614,546	1,308,888
Rollover	1,262,172	204,899
Interest and dividends	1,717,664	1,462,319
Net appreciation in fair value of investments	1,727,363	1,577,588
Total additions	7,250,842	5,428,047
Deductions from net assets attributed to:		
Benefits paid to participants	2,620,574	3,312,946
Administrative expenses	8,298	8,747
Total deductions	2,628,872	3,321,693
Net increase in net assets available for plan benefits	4,621,970	2,106,354
Net assets available for plan benefits:		
Beginning of year	28,634,863	26,528,509
End of year	$ 33,256,833	$ 28,634,863

See accompanying notes to financial statements.

(1) Description of Plan

The following description of the Pulse Engineering, Inc. (the Company) 401(k) Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering certain domestic full-time and part-time employees of the Company, except for those employees covered by certain collective bargaining agreements, residents of Puerto Rico, nonresident aliens with no income from a U.S. source, temporary employees, and leased employees. Employees are eligible to participate in the Plan on the first day of the first, fourth, seventh, or tenth month of the Plan Year coinciding with or immediately following their date of hire. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

During 2007, the employees of Radiall Incorporated became eligible to participate in the Plan as a result of Pulse's acquisition of Radiall Incorporated. These employees were granted the option of transferring their vested account balances into the Plan. The transfers are classified as rollover contributions in the statements of changes in net assets.

Contributions

Participants may contribute up to the lesser of $15,500 and $15,000 in 2007 and 2006, respectively, or 60 percent (60%) of their annual wages excluding stock option income, restricted stock income and related payments, employee stock purchase plan income, sick pay, severance, reimbursements or other expense allowances, fringe benefits, moving expenses, and deferred compensation and welfare benefits and including salary reduction contributions made to the Company sponsored cafeteria plan. The Company contributes a matching amount equal to 100 percent (100%) of an employee's contribution up to a maximum of six percent (6%) of the participant's qualified annual wages. The participants must direct how their contributions are to be invested.

Participant Accounts

Each participant's account is credited with the participant's contribution and an allocation of (a) the Company contribution, (b) the appreciation or depreciation in the fair market value of investments, (c) the income or losses on investments, and (d) administrative expenses for the third party record keeper. Allocations are based on participant earnings or account balances as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's accounts. At December 31, 2007 and 2006, there were no participant accounts for which participants have been terminated but have not received requested payout.

Vesting

Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Effective September 1, 1999, the Company matching contributions made to the Plan on or after that date are immediately and fully vested. Vesting of Company matching contributions made through the Valor GTI or Excelsus 401(k) Plans, are based on years of service. After completing one year of service, participants are 20 percent (20%) vested and receive 20 percent (20%) for each year of service thereafter.

7

Participants are 100 percent (100%) vested after five years of credited service. In the event a plan participant terminates employment prior to fully vesting in employer contributions, any forfeited amounts may be utilized to offset future company matching contributions. Forfeited amounts utilized to offset Company matching contributions were $6,795 and $3,582 in the Plan years ended December 31, 2007 and 2006, respectively.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent (50%) of a participant's account balance, reduced by the participant's highest outstanding loan balance during the prior twelve-month period. Loan terms range from one through five years or up to ten years for the purchase of a primary residence. Interest rates are determined by the Plan Administrator based on the prevailing interest rates charged by persons in the business of lending money for loans which would be made under similar circumstances. Principal and interest is paid at least quarterly by payroll deductions. A participant may have only one loan outstanding at a time.

Distributions Due to Death

The full amount of a participant's account balance will be payable to their beneficiary upon death. If the participant is married the spouse will automatically be named the beneficiary unless the surviving spouse consents to naming a non-spouse beneficiary. If the participant has no surviving spouse and did not name another beneficiary, the account balance will be paid to the participant's estate.

Distributions Due to Disability

If disabled, participants are eligible to receive the full amount of their account balance, only if they are employed by the Company on the date they become disabled. Participants are considered eligible for distributions should they meet all requirements under the Employer's Long-Term Disability Plan.

Distributions Due to Retirement

Participants may receive the full amount of their account balance upon retirement. Normal retirement under the Plan occurs when age 65 is attained. Should participants continue to work beyond 65, they may continue participating in the Plan. However, participants must receive their entire account balance by April 1 following the year in which they attain age 70 ½, even if the participant is still working.

Distributions Due to Termination

Upon termination of service for any reason other than retirement, disability, or death, participants will receive a lump sum distribution of their vested account balance. Should a participant's account balance exceed $5,000, the participant may elect a lump sum distribution or have the account balance remain in the Plan.

Plan Administration

All third party record keeping fees incurred by the Plan are paid by participants. All other administrative costs of the Plan are paid by the Company.

(2) Summary of Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis and present net assets available for plan benefits and changes in those net assets.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation

The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. The Company stock is valued at its quoted market price. Participant loans are valued at cost which approximates fair value.

Purchases and sales of securities are on a trade-date basis. Dividends are recorded on the ex-dividend date.

New Accounting Pronouncement

In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 157, *Fair Value Measurement*. This standard clarifies the definition of fair value for financial reporting, establishes a framework for measuring fair value, and requires additional disclosures about the use of fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. Plan management is currently evaluating the effect that the provision of SFAS No. 157 will have on the Plan's financial statements.

Payment of Benefits

Benefits are recorded when paid.

(3) Investments

At December 31, 2007 and 2006, the following investments comprised 5% or more of the Plan's net assets available for plan benefits.

	Current Value	
	2007	2006
Fidelity Retirement Money Market Portfolio	$3,417,224	$2,893,167
Fidelity Export and Multinational Fund	2,227,997	1,692,221
Fidelity Intermediate Bond Fund	1,951,436	1,488,954
Fidelity Growth Company Fund	7,246,422	7,066,097
Fidelity Growth and Income Portfolio	3,750,634	3,910,360
Fidelity Emerging Markets Fund	2,486,641	1,610,441
Fidelity Low-Priced Stock Fund	2,524,973	2,844,041
Fidelity Spartan Total Market Index Fund	2,549,441	2,356,718
Fidelity Overseas Fund*	1,788,269	1,160,821

*Investment comprised 5% or more of Plan's net assets as of December 31, 2007 only.

PULSE ENGINEERING, INC. 401(k) PLAN

Notes to Financial Statements, continued

During 2007 and 2006, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $1,727,363 and $1,577,588 as follows:

	2007	2006
Mutual funds	$ 1,670,836	$ 1,499,492
Common stock	56,527	78,096
	$ 1,727,363	$ 1,577,588

The fair value of Technitrol, Inc. Common Stock in the Plan at December 31, 2007 and 2006 was $314,534 and $256,444, representing 10,977 shares at December 31, 2007 and 10,706 shares at December 31, 2006.

(4) Related-Party Transactions

Certain Plan investments are shares of mutual funds managed by Fidelity Investments. Fidelity Management Trust Company is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Participants may elect to invest in the Company's common stock which also qualifies as a party-in-interest transaction and may not invest more than 15% of a current contribution in Technitrol, Inc. Common Stock.

(5) Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent (100%) vested in their accounts.

(6) Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated September 29, 2005, that the Plan is qualified and the trust established under the Plan is tax-exempt, under the appropriate sections of the Code. The Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, the Plan administrator believes that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

(7) Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for plan benefits.

(8) Differences between Financial Statements and Form 5500

The following reconciles the IRS Form 5500 to the financial statements at December 31, 2007 for the net assets available for plan benefits and contributions:

Net assets available for plan benefits per IRS Form 5500	$33,205,328
Contribution receivable, including participant loans' accrual	51,505
Net assets available for plan benefits per financial statements	$33,256,833
Contributions per IRS Form 5500	$3,805,070
Change in contribution receivable accrual	745
Contributions per financial statements	$3,805,815

PULSE ENGINEERING, INC. 401(k) PLAN

Schedule H, line 4i - Schedule of Assets (Held at End of Year)

December 31, 2007

Investment	Description	Current Value
Fidelity Emerging Markets Fund*	Mutual Fund	$ 2,486,641
Fidelity Retirement Money Market Portfolio*	Mutual Fund	3,417,224
Fidelity Export and Multinational Fund*	Mutual Fund	2,227,997
Fidelity Intermediate Bond Fund*	Mutual Fund	1,951,436
Fidelity Freedom 2000 Fund*	Mutual Fund	42,600
Fidelity Freedom 2005 Fund*	Mutual Fund	8,265
Fidelity Freedom 2010 Fund*	Mutual Fund	1,303,645
Fidelity Freedom 2015 Fund*	Mutual Fund	272,682
Fidelity Freedom 2020 Fund*	Mutual Fund	619,579
Fidelity Freedom 2025 Fund*	Mutual Fund	34,679
Fidelity Freedom 2030 Fund*	Mutual Fund	675,317
Fidelity Freedom 2035 Fund*	Mutual Fund	113,057
Fidelity Freedom 2040 Fund*	Mutual Fund	185,584
Fidelity Freedom 2045 Fund*	Mutual Fund	4,490
Fidelity Freedom Income Fund*	Mutual Fund	120,556
Fidelity Growth Company Fund*	Mutual Fund	7,246,422
Fidelity Growth and Income Portfolio*	Mutual Fund	3,750,634
Fidelity Overseas Fund*	Mutual Fund	1,788,269
Fidelity Low-Priced Stock Fund*	Mutual Fund	2,524,973
Fidelity Spartan Total Market Index Fund*	Mutual Fund	2,549,441
Fidelity Large Cap Fund*	Mutual Fund	305,626
Vanguard Small Cap Index Fund	Mutual Fund	530,958
Technitrol, Inc. Common Stock*	Common Stock, 10,977 shares	314,534
Participant loans*	5% to 11.5%, 2 to 10 years	730,719
Total investments		$33,205,328

*Fidelity Management Trust Company, Technitrol, Inc., and Participant loans are related parties of the Plan and are considered party-in-interest transactions.

See accompanying Report of Independent Registered Public Accounting Firm.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Pulse Engineering, Inc. 401(k) Plan
(Name of Plan)

Date June 26, 2008

Drew A. Moyer
Senior Vice President and Chief Financial Officer
Technitrol, Inc.

EXHIBIT INDEX

<u>DOCUMENT</u>

23.   Consent of Independent Registered Public Accounting Firm

Exhibit 23

Consent of Independent Registered Public Accounting Firm

The Compensation Committee of the
Technitrol, Inc. Board of Directors:

We consent to the incorporation by reference in the registration statement (No. 333-94073) on Form S-8 of Technitrol, Inc. of our report dated June 26, 2008, with respect to the statements of net assets available for plan benefits of the Pulse Engineering, Inc. 401(k) Plan as of December 31, 2007 and 2006, the related statements of changes in net assets available for benefits for the years then ended, and the related supplemental schedule of assets (held at end of year) as of December 31, 2007, which appears in the December 31, 2007 annual report on Form 11-K of Pulse Engineering, Inc. 401(k) Plan.

KPMG LLP

Philadelphia, Pennsylvania
June 26, 2008

